# WOW Studios Incorporated
## Balance Sheet
### As of December 31, 2018

|  | Dec 31, 18 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| Chase - Checking    xxxx9351 | 39,993.29 |
| US Bank  - Checking | 5,412.94 |
| **Total Checking/Savings** | 45,406.23 |
| **Total Current Assets** | 45,406.23 |
| **Other Assets** | |
| Deferred income tax Benefit | 7,292.00 |
| Inventory | 440,357.10 |
| Patent | 425.00 |
| **Total Other Assets** | 448,074.10 |
| **TOTAL ASSETS** | **493,480.33** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| Payroll Liabilities | 785.42 |
| **Shareholder Loans** | |
| Joey | 567,934.54 |
| Stacy | 50,780.01 |
| Shareholder Loans - Other | -49.28 |
| **Total Shareholder Loans** | 618,665.27 |
| **Total Other Current Liabilities** | 619,450.69 |
| **Total Current Liabilities** | 619,450.69 |
| **Long Term Liabilities** | |
| US Bank SBA Loan | 144,170.00 |
| **Total Long Term Liabilities** | 144,170.00 |
| **Total Liabilities** | 763,620.69 |
| **Equity** | |
| Opening Balance Equity | 270,147.13 |
| Retained Earnings | -500,698.20 |
| Net Income | -39,589.29 |
| **Total Equity** | -270,140.36 |
| **TOTAL LIABILITIES & EQUITY** | **493,480.33** |

# WOW Studios Incorporated
# Balance Sheet
### As of December 31, 2017

|  | Dec 31, 17 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| Chase - Checking     xxxx9351 | 90,620.30 |
| US Bank  - Checking | 87,034.75 |
| **Total Checking/Savings** | 177,655.05 |
| **Total Current Assets** | 177,655.05 |
| **Other Assets** | |
| Inventory | 377,327.43 |
| Patent | 425.00 |
| **Total Other Assets** | 377,752.43 |
| **TOTAL ASSETS** | **555,407.48** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| **Shareholder Loans** | |
| Joey | 594,648.33 |
| Stacy | 50,390.00 |
| Shareholder Loans - Other | -49.28 |
| **Total Shareholder Loans** | 644,989.05 |
| **Total Other Current Liabilities** | 644,989.05 |
| **Total Current Liabilities** | 644,989.05 |
| **Long Term Liabilities** | |
| US Bank SBA Loan | 140,969.50 |
| **Total Long Term Liabilities** | 140,969.50 |
| **Total Liabilities** | 785,958.55 |
| **Equity** | |
| Opening Balance Equity | 270,147.13 |
| Retained Earnings | -385,194.29 |
| Net Income | -115,503.91 |
| **Total Equity** | -230,551.07 |
| **TOTAL LIABILITIES & EQUITY** | **555,407.48** |

# WOW Studios Incorporated
## Profit & Loss
### January through December 2018

|  | Jan - Dec 18 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Income** | |
| **Retail** | |
| Store Sales | 163,580.74 |
| Web Sales | 33,418.06 |
| Retail - Other | -1,129.79 |
| **Total Retail** | 195,869.01 |
| **Service** | 145,076.40 |
| **Wholesale** | 432,991.81 |
| **Total Income** | 773,937.22 |
| **Cost of Goods Sold** | |
| Freight | 62,491.65 |
| Import Duties | 81,334.10 |
| Purchases | 123,409.49 |
| Shipping | 17,152.15 |
| Warehousing | 34,588.14 |
| **Total COGS** | 318,975.53 |
| **Gross Profit** | 454,961.69 |
| **Expense** | |
| Advertising and Promotion | 16,745.26 |
| Auto and Truck Expenses | 1,071.25 |
| Bank Service Charges | 1,974.01 |
| Charitable Contributions | 545.00 |
| **Computer and Internet Expenses** | |
| Apparelmagic | 2,700.00 |
| Computer and Internet Expenses - Other | 4,517.68 |
| **Total Computer and Internet Expenses** | 7,217.68 |
| Deferred Income Tax | -7,292.00 |
| Interest Expense | 11,590.00 |
| **Marketing Expenses** | |
| Business Development | 2,997.00 |
| **Design** | |
| R&D | 116.90 |
| Design - Other | 90,541.76 |
| **Total Design** | 90,658.66 |
| Marketing | 26,352.95 |
| Merchandising | 36,824.00 |

# WOW Studios Incorporated
## Profit & Loss
### January through December 2018

|  | Jan - Dec 18 |
|---|---:|
| **PR** | 22,328.00 |
| **Sales** | |
|     **Retail** | |
|         Maintenance | 1,524.78 |
|         Retail - Other | 65,340.64 |
|     **Total Retail** | 66,865.42 |
|     **Services** | 700.00 |
|     **Wholesale** | |
|         Commission | 6,846.17 |
|         Wholesale - Other | 31,998.13 |
|     **Total Wholesale** | 38,844.30 |
| **Total Sales** | 106,409.72 |
| **Total Marketing Expenses** | 285,570.33 |
| **Meals and Entertainment** | 19,531.29 |
| **Office Supplies & Expense** | 16,205.66 |
| **Parking** | 166.32 |
| **Payroll Expenses** | 6,486.01 |
| **Professional Fees** | 10,926.78 |
| **Rent Expense** | 63,655.52 |
| **Repairs and Maintenance** | 521.19 |
| **Samples** | 6,210.93 |
| **Taxes - City and State B&O** | 15,823.22 |
| **Telephone Expense** | 4,966.43 |
| **Travel Expense** | 25,636.10 |
| **Wholesale Tradeshows** | 7,000.00 |
| **Total Expense** | 494,550.98 |
| **Net Ordinary Income** | -39,589.29 |
| **Net Income** | **-39,589.29** |

# WOW Studios Incorporated
## Profit & Loss
### January through December 2017

|  | Jan - Dec 17 |
| --- | ---: |
| **Ordinary Income/Expense** | |
| **Income** | |
| **Kickstarter** | 23,000.00 |
| **Retail** | |
| Store Sales | 132,442.74 |
| Web Sales | 16,776.45 |
| Retail - Other | -504.06 |
| **Total Retail** | 148,715.13 |
| Service | 312,383.68 |
| Wholesale | 48,103.84 |
| **Total Income** | 532,202.65 |
| **Cost of Goods Sold** | |
| Freight | 66,618.30 |
| Import Duties | 10,319.75 |
| Purchases | 158,269.59 |
| Shipping | 2,542.20 |
| Warehousing | 25,974.84 |
| **Total COGS** | 263,724.68 |
| **Gross Profit** | 268,477.97 |
| **Expense** | |
| Advertising and Promotion | 17,105.86 |
| Auto and Truck Expenses | 979.15 |
| Bank Service Charges | 10,368.19 |
| Business License Expense | 114.58 |
| Charitable Contributions | 4,000.00 |
| Computer and Internet Expenses | |
| Apparelmagic | 2,700.00 |
| Computer and Internet Expenses - Other | 4,805.69 |
| **Total Computer and Internet Expenses** | 7,505.69 |
| Insurance Expense | 281.71 |
| Interest Expense | 425.50 |
| Marketing Expenses | |
| Design | 88,360.18 |
| Marketing | 27,665.27 |
| Merchandising | 20,290.00 |
| PR | 2,025.00 |
| Sales | |
| Retail | |
| Maintenance | 352.48 |
| Retail - Other | 36,731.75 |
| **Total Retail** | 37,084.23 |
| Wholesale | 8,939.15 |
| **Total Sales** | 46,023.38 |
| **Total Marketing Expenses** | 184,363.83 |
| Meals and Entertainment | 12,680.56 |
| Office Supplies & Expense | 12,836.84 |
| Parking | 285.84 |
| Professional Fees | 21,432.45 |
| Rent Expense | 55,247.64 |
| Repairs and Maintenance | 824.11 |
| Samples | 8,809.36 |
| Taxes - City and State B&O | 15,275.13 |

# WOW Studios Incorporated
## Profit & Loss
### January through December 2017

|  | Jan - Dec 17 |
|---|---|
| Telephone Expense | 6,392.13 |
| Travel Expense | 22,214.31 |
| Wholesale Tradeshows | 2,839.00 |
| **Total Expense** | 383,981.88 |
| **Net Ordinary Income** | -115,503.91 |
| **Net Income** | **-115,503.91** |

# WOW Studios Incorporated
## Statement of Cash Flows
### January through December 2018

|  | Jan - Dec 18 |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | -39,589.29 |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| **Payroll Liabilities** | 785.42 |
| **Shareholder Loans:Joey** | -26,713.79 |
| **Shareholder Loans:Stacy** | 390.01 |
| **Net cash provided by Operating Activities** | -65,127.65 |
| **INVESTING ACTIVITIES** | |
| **Deferred income tax Benefit** | -7,292.00 |
| **Inventory** | -63,029.67 |
| **Net cash provided by Investing Activities** | -70,321.67 |
| **FINANCING ACTIVITIES** | |
| **US Bank SBA Loan** | 3,200.50 |
| **Net cash provided by Financing Activities** | 3,200.50 |
| **Net cash increase for period** | -132,248.82 |
| **Cash at beginning of period** | 177,655.05 |
| **Cash at end of period** | **45,406.23** |

# WOW Studios Incorporated
## Statement of Cash Flows
### January through December 2017

|  | Jan - Dec 17 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -115,503.91 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Shareholder Loans:Joey | 179,678.45 |
| Shareholder Loans:Stacy | 51,327.08 |
| **Net cash provided by Operating Activities** | 115,501.62 |
| **INVESTING ACTIVITIES** | |
| Inventory | -107,180.30 |
| Patent | -325.00 |
| **Net cash provided by Investing Activities** | -107,505.30 |
| **FINANCING ACTIVITIES** | |
| US Bank SBA Loan | 140,969.50 |
| **Net cash provided by Financing Activities** | 140,969.50 |
| **Net cash increase for period** | 148,965.82 |
| **Cash at beginning of period** | 28,689.23 |
| **Cash at end of period** | **177,655.05** |

## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

| | Common Stock | Opening Balance Equity | Members' Equity | Retained Earnings | Total |
|---|---|---|---|---|---|
| **BALANCE AT DECEMBER 31, 2016** | $ - | $ 270,147 | $ (385,194) | $ - | $ (115,047) |
| **NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2017** | - | - | (115,504) | - | (115,504) |
| **DISTRIBUTIONS PAID** | - | - | - | - | - |
| **BALANCE AT DECEMBER 31, 2017** | - | 270,147 | (500,698) | - | (230,551) |
| **NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2018** | - | - | - | (39,589) | (39,589) |
| **ADJUSTMENT TO REFLECT CONVERSION TO CORPORATION** | - | - | 500,698 | (500,698) | - |
| **DISTRIBUTIONS PAID** | - | - | - | - | - |
| **BALANCE AT DECEMBER 31, 2018** | $ - | $ 270,147 | $ - | $ (540,287) | $ (270,140) |

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business**
WOW Studios, Inc. ("the Company") was incorporated on December 17, 2015 in the state of Washington. The Company currently operates under the d/b/a of "Buki Brand" and is headquartered in Seattle, Washington. The Company is engaged in the business of selling retail clothing to consumers in the northwest region of the United States.

**Method of Accounting**
The financial statements have been prepared on the accrual basis of accounting.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumption could affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

**Inventory**
Inventory consisting of finished goods held for sale, and is stated at the lower of cost (first in, first out method) or net realizable value. No inventory allowance for obsolescence has been recognized for the periods ending December 31, 2018 and 2017, respectively.

**Revenue and Cost Recognition**
The Company recognizes revenues from the sale of products when persuasive evidence of a sale or arrangement exists; delivery has occurred; the price is fixed or determinable and collectability is reasonably assured.

**Advertising Costs**
The Company expenses advertising costs as incurred.

**Shipping and Handling Costs**
Shipping and handling costs are recorded as a cost of goods sold.

**Income Taxes**
Prior to 2018, the Company had elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income taxes, the shareholders of S corporation are taxed on their proportionate share of the Company's taxable income. In May 2018, the Company changed its status and elected to be taxed as a C corporation. Generally accepted accounting principles requires the Company to record a provision for income taxes.

The Company has adopted accounting rules that prescribe when to recognize and how to measure the financial statement effects, if any, of income tax positions taken on its income tax returns. The Company's income tax filings are subject to audit by various taxing authorities within the three-year audit periods proceeding the current year-end.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Income Taxes(continued)**
The accounting rules require management to evaluate the likelihood that, upon examination by the relevant taxing authorities, those income tax positions would be sustained. If it were more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized on the balance sheets of the Company along with any associated penalties and interest. Based on the results of management's evaluation, the Company believes that their tax positions are appropriate based on current facts and circumstances.

**Subsequent Events**
The Company has evaluated subsequent events through (date to be filled in by CPA firm), which is the date the financial statements were available to be issued.

## NOTE 2 – CASH CONCENTRATION OF CREDIT RISK

At times during the year, the Company maintains cash balances at financial institutions which exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. Management believes the risk in these situations to be minimal.

## NOTE 3 – SHAREHOLDER LOANS

Amounts advanced to the Company from shareholders amount to approximately $96,920 and $123,240 as of December 31, 2018 and 2017. The amounts are non-secured, non-interest bearing and are due upon demand.

## NOTE 4 – NOTE PAYABLE

The Company exercised a note payable with the Small Business Administration (SBA) in November 2017. The balance payable amounted to approximately $144,170 and $140,970 as of December 31, 2018 and 2017, respectively. The note is payable in monthly installments of principal and interest of $1,883. The note bears interest at a rate of 7.25% and is collateralized by certain assets of the Company. Interest expense amounted to $11,590 and $425 for the years ended December 31, 2018 and 2017, respectively.

## NOTE 5 –INCOME TAX

The Company incurred a net operating loss for the period ending December 31, 2018, and therefore, recognized an income tax benefit on its balance sheets of approximately $7,300. No valuation allowance has been recorded for the year ending December 31, 2018.

## NOTE 6 –EQUITY

The Company is authorized to issue XXXXX number of shares of par value common stock, of which XXXX are issued and outstanding as of December 31, 2018 and 2017.


## NOTE 7 – COMMITMENTS AND UNCERTAINTIES

### Operating Leases
The Company is under various operating leases for its warehouse, retail store location and office space in Seattle, WA from unrelated third parties. The leases have terms ranging from month to month to a 6-month lease. It is expected that these leases will remain in the current state for the foreseeable future.

### Legal
The Company is not currently involved with and does not know of any pending litigation or claims against the Company.

### Going Concern
Since inception, the Company has relied on its shareholders to fund its operations and net operating losses. As of December 31, 2018, the Company has not yet achieved profitable results due to the extensive nature of its business operations and heavy working capital needs. However, operating at a loss and having negative cash flows from operations in the first several years is typical in the retail clothing business. Therefore, raising capital is a top priority for the Company to continue its operations.

These matters raise substantial doubt about the Company's ability to continue as a going concern, During the next twelve months, the Company intends to fund its operations from funding from its proposed regulation crowdfunding campaign and additional debt or equity financing options. Management believes it will be able to achieve its goal of profitability through these efforts.

.

I, Joey Rodolfo, being the Chief Executive Officer of WOW Studios Incorporated dba "Buki", a Washington Corporation (the "Company"), hereby certify as of this 5th day of February 2019 that:

(i)       the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income (deficit), and cash flows for the years ended December 31, 2017 and December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)      while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.


/s/ Joey Rodolfo
Name: Joey Rodolfo
Title: Chief Executive Officer
Company: WOW Studios Incorporated dba "Buki"